Exhibit (m)(4)(ii)

NEUBERGER BERMAN INCOME FUNDS

CLASS C
PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class C of the following series of Neuberger Berman Income Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Distribution Fee (as a Percentage of Average Daily Net Assets of Class C)

Neuberger Core Bond Fund	0.75%
Neuberger Floating Rate Income Fund	0.75%
Neuberger High Income Bond Fund	0.75%
Neuberger Municipal High Income Fund	0.75%
Neuberger Municipal Impact Fund	0.75%
Neuberger Municipal Intermediate Bond Fund	0.75%
Neuberger Strategic Income Fund	0.75%
Series	Service Fee (as a Percentage of Average Daily Net Assets of Class C)

Neuberger Core Bond Fund	0.25%
Neuberger Floating Rate Income Fund	0.25%
Neuberger High Income Bond Fund	0.25%
Neuberger Municipal High Income Fund	0.25%
Neuberger Municipal Impact Fund	0.25%
Neuberger Municipal Intermediate Bond Fund	0.25%
Neuberger Strategic Income Fund	0.25%

Dated: February 28, 2026